

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Anton Mikhalev
Chief Executive Officer and Chief Financial Officer
Tanico Inc.
387 Whitby Shores Greenway
Whitby, ON
L1N 9R6 Canada

> **Re: Tanico Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2023**
> **File No. 333-261643**

Dear Anton Mikhalev:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology